UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

CASCADE MICROTECH, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

147322101

(CUSIP Number of Underlying Common Stock)

Geoff Wild

President & CEO

Cascade Microtech, Inc.

2430 NW 206th Avenue

Beaverton OR 97006

(503) 601-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Gregory E. Struxness, Esq.

Ater Wynne LLP

1331 NW Lovejoy, Suite 900

Portland OR 97208

(503) 226-8449

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$122,450	$4.82

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that options to purchase 305,000 shares of common stock of Cascade Microtech, Inc. having an aggregate value of $122,450 as of January 28, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black Scholes valuation model.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2009 by Cascade Microtech, Inc., an Oregon corporation (“Cascade Microtech” or the “Company”), as amended February 26, 2009 and February 27, 2009 (the “Schedule TO”), relating to the offer by the Company to exchange certain outstanding stock options for restricted stock units as described in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units dated January 29, 2009 filed as Exhibit (a)(1)(A) to the Schedule TO, as amended (the “Offer”).

This Amendment is the final amendment to the Schedule TO made to report the results of the Offer in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended or supplemented hereby, all terms of the Schedule TO and the Offer to Exchange and all disclosure set forth in the Schedule TO and exhibits thereto remain unchanged.

Item 4.	Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer terminated at 5:00 p.m. U.S. Pacific time on February 27, 2009. Pursuant to the Offer to Exchange, options to purchase an aggregate of 169,590 shares of the Company’s common stock were validly tendered and not withdrawn, and were accepted for payment by the Company. On March 3, 2009, the Company granted a total of 33,918 restricted stock units in exchange for the options tendered and accepted for payment pursuant to the Offer to Exchange.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated January 29, 2009.

(a)(1)(B)*	Form of Election Form.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)*	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F)*	Correspondence dated January 29, 2009 to Eligible Employees holding Eligible Options.

(a)(1)(G)*	Form of Stock Option Planning Summary.

(a)(1)(H)*	Form of Restricted Stock Unit Agreement under the Cascade Microtech, Inc. 2000 Stock Incentive Plan for use in connection with the Offer to Exchange.

(a)(1)(I)*	Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2008, and incorporated herein by reference.

(a)(1)(J)*	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 10, 2008, and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Cascade Microtech, Inc. 1993 Stock Incentive Plan, as amended, filed as an exhibit to Cascade Microtech’s Registration Statement on Form S-1, file No. 333-47100, and incorporated herein by reference.

(d)(2)	Cascade Microtech, Inc. 2000 Stock Incentive Plan, as amended, and related forms of stock option grant and exercise, filed as an exhibit to Cascade Microtech’s Current Report on Form 8-K, filed with the SEC on May 24, 2006, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO statement is true, complete and correct.

CASCADE MICROTECH, INC.

By:	/s/ STEVEN SIPOWICZ
Steven Sipowicz Vice President and Chief Financial Officer

Date: March 3, 2009